(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form N-SAR ☐ Form 10-D ☒ Form 10-Q and Form 10-QSB ☐ Form 20-F ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-23712

For Period Ended: June 30, 2005

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:

Asconi Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street Number):

2200 Winter Springs Boulevard, Suite 106-330

City, State and Zip Code:

Oviedo, Florida 32765

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (the “Quarterly Report”) cannot be filed within the prescribed time period because of the additional time required by the Registrant’s independent accountants to perform client retention procedures as a result of the recent Asconi CEO and CFO appointments. The need for the additional engagement retention procedures results from the recent changes in Asconi’s Board of Directors and senior management compositions as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alex Brinister (Name)	(407) (Area Code)	245 7379 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): ☐ Yes ☒ No

The Registrant checked “No” in response to this question because, as previously reported, the Registrant’s consolidated financial statements and the information in the notes thereto, as of and for the year ended December 31, 2003 included in the Registrant’s Annual Report on Form 10-KSB for the period ended December 31, 2004 filed with the SEC on May 26, 2005 (the “Annual Report”) were deemed unaudited and as a result the Annual Report failed to comply, in that respect, with the rules and regulations of the SEC. The Registrant’s consolidated financial statements as of and for the year ended December 31, 2003, as included in the Registrant’s Annual Report on Form 10-KSB/A for the year ended December 31, 2003 (the “2003 Annual Report”) were audited by Michaelson & Co., P.A., the Registrant’s former independent auditing firm (“Michaelson”), which firm in its report dated April 2, 2004 expresses an unqualified opinion on those financial statements. Michaelson has advised the Registrant that it will not grant the Registrant permission to reuse its report on the fiscal 2003 consolidated financial statements in the Annual Report. However, Michaelson has not, as of the date hereof withdrawn its opinion on the Registrant’s consolidated financial statements as of and for the year ended December 31, 2003, as included in the 2003 Annual Report. Accordingly, the fiscal 2003 consolidated financial statements are deemed unaudited. Except for certain reclassifications to conform to fiscal 2004 presentations, the fiscal 2003 consolidated financial statements included in the Annual Report have been derived from, without adjustment, those included in the 2003 Annual Report. The omission of a report on the audit of the fiscal 2003 consolidated financial statements from the Annual Report means that the Annual Report failed to comply, in that respect, with the rules and regulations of the SEC.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASCONI CORPORATION

             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2005	By:	/s/ Nicolae Sterbets
		Name: Title:	Nicolae Sterbets President/Chief Executive Officer

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